UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2012

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.
(Translation of registrant’s name into English)

Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Unaudited Financial Statements

This Report of Foreign Private Issuer on Form 6-K by Plastec Technologies, Ltd. (the “Company”) contains the Company’s unaudited financial results for its fiscal year 2012 first quarter ended July 31, 2011 and the Company’s unaudited financial results for its fiscal year 2012 second quarter and six months ended October 31, 2011.   A copy of the press release issued by the Company announcing such financial results is attached to this report as Exhibit 99.1.

Forward Looking Statement

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects¨, “can¨, “continue¨, “could¨, “estimates¨, “intends¨, “may¨, “plans¨, “potential¨, “predict¨, “should¨ or “will¨ or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Report on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the business in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the plastic industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

PLASTEC TECHONOLOGIES, LTD.
CONSOLIDATED BALANCE SHEETS
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	As of	As of
	July 31, 2011	April 30, 2011
	HK$	HK$
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	232,589	219,757
Trade receivables, net of allowances for doubtful accounts of HK$nil and HK$nil as of Jul 31 and Apr 30 2011 respectively	340,102	270,763
Inventories	118,104	117,733
Deposits, prepayment and other receivables	8,592	8,357
Total current assets	699,387	616,610

Property, plant and equipment, net	550,488	551,079
Prepaid lease payment, net	25,916	26,237
Other assets	9,652	8,001
Total assets	1,285,443	1,201,927

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Bank borrowings	178,609	169,710
Capital lease obligations	3,769	5,311
Trade payables	139,514	127,987
Other payables and accruals	98,920	80,811
Tax payable	68,944	56,389
Total current liabilities	489,756	440,208

Capital lease obligations	89	303
Deferred tax liabilities	14,504	15,156
Total liabilities	504,349	455,667

Commitments and contingencies	-	-

Shareholders' equity
Preferred shares (US$0.001 par value; 1,000,000 share authorized, none issued and outstanding)	-	-
Ordinary shares (US$0.001 par value; 100,000,000 shares authorized, 16,733,196 shares and 16,733,196 shares issued and outstanding as of Jul 31 and Apr 30, 2011 respectively)	131	131
Additional paid-in capital	169,973	169,973
Accumulated other comprehensive income	15,244	8,106
Retained earnings	595,746	568,050
Total Plastec Technologies, Ltd. shareholders' equity	781,094	746,260

Total liabilities and shareholders' equity	1,285,443	1,201,927

PLASTEC TECHONOLOGIES, LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (UNAUDITED)
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 3 months ended
	July 31,
	2011		2010
	HK$		HK$

Revenue		384,651		302,322
Cost of revenues		(324,982)		(244,419)
Gross profit		59,669		57,903

Operating expenses
Selling, general and administrative expenses		(19,828)		(17,457)
Other income		353		460
Gain on disposals of property, plant and equipment		76		375
Total operating expenses, net		(19,399)		(16,622)

Income from operations		40,270		41,281

Interest income		51		16
Interest expense		(722)		(664)
Income before income tax expense		39,599		40,633

Income tax expense		(11,903)		(6,394)
Net income (Note)		27,696		34,239

Other comprehensive income
Foreign currency translation adjustment		7,138		60
Comprehensive income attributable to Plastec Technologies, Ltd.		34,834		34,299

Weighted average number of ordinary shares		16,733,196		7,054,583
Weighted average number of diluted ordinary shares		16,733,196		7,054,583

Basic earnings per share attributable to Plastec Technologies, Ltd.	HK$	1.6	HK$	4.9
Diluted earnings per share attributable to Plastec Technologies, Ltd.	HK$	1.6	HK$	4.9

Note:	Income tax expenses for the 3 months ended July 31, 2010 included a tax adjustment for HK$2,431 for additional tax payable under enterprise income tax in China.

PLASTEC TECHONOLOGIES, LTD.
CONSOLIDATED STATEMENTS OFSHAREHOLDERS’ EQUITY
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary Shares			Accumulated
	Number of Shares Outstanding	Amount	Additional Paid-in Capital	Other Comprehensive Income	Retained Earnings	Total Equity
		HK$	HK$	HK$	HK$	HK$

Balance at May 1, 2010 (retroactively restated)	7,054,583	55	113,413	7,888	444,736	566,092

Recapitalization in connection with the reverse merger	2,191,768	17	56,619	-	-	56,636

Issuance of new shares	7,486,845	59	(59)	-	-	-
Net income for the year	-	-	-	-	133,314	133,314
Dividend declared and approved	-	-	-	-	(10,000)	(10,000)
Cumulative translation adjustment	-	-	-	218	-	218

Balance at April 30, 2011	16,733,196	131	169,973	8,106	568,050	746,260

Net income for the period	-	-	-	-	27,696	27,696
Cumulative translation adjustment	-	-	-	7,138	-	7,138

Balance at Jul 31, 2011	16,733,196	131	169,973	15,244	595,746	781,094

PLASTEC TECHONOLOGIES, LTD.
CONSOLIDATED STATEMENTS OFCASH FLOWS (UNAUDITED)
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 3 months ended
	July 31,
	2011	2010
	HK$	HK$
Operating activities
Net Income after taxation	27,696	34,239
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	38,824	33,215
Net gain on disposal of property, plant and equipment	(76)	(374)
Deferred tax charge	(652)	-
Change in operating assets and liabilities:
Trade receivables	(69,339)	(72,885)
Inventories	(371)	(35,679)
Deposits, prepayment and other receivables	(239)	3,691
Trade payables	11,527	10,397
Other payables and accruals	18,113	13,842
Tax payables	12,555	6,394

Net cash provided by/(used in) operating activities	38,038	(7,160)

Investing activities
Purchase of property, plant and equipment	(31,230)	(45,974)
Proceeds from disposal of property, plant and equipment	1,462	726
Deposits for purchase of property, plant and equipment	(9,652)	(11,007)

Net cash used in investing activities	(39,420)	(56,255)

Financing activities
Proceeds from bank borrowings	97,547	103,086
Repayment of bank borrowings	(88,648)	(80,858)
Repayment of capital lease obligations	(1,756)	(2,946)
Dividends paid	-	(20,000)

Net cash provided by/(used in) financing activities	7,143	(718)

Effect of exchange rate changes on cash and cash equivalents	7,071	193

Net increase/(decrease) in cash and cash equivalents	5,761	(64,133)
Cash and cash equivalents, beginning of period	219,757	151,304
Cash and cash equivalents, end of period	232,589	87,364

Supplementary

interest paid	671	648
income tax paid	-	-

Plastec Technologies, Ltd.
Management discussion and analysis

General

The unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“USGAAP”).  The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that reported amounts of assets and liabilities at the date of the financial statements and the amount of expenses reported during the period.  Actual results could differ from those estimates.

Plastec Technologies, Ltd. (the “Company”), formerly known as “GSME Acquisition Partners I” (“GSME”), is a Cayman Islands exempted company that was formed on March 27, 2008, for the purpose of acquiring an operating business that has its principal operations located in the People Republic of China through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, or control of such operating business through contractual arrangements.  On December 16, 2010, the Company consummated the transactions contemplated by the Amended and Restated Agreement and Plan of Reorganization, dated as of September 13, 2010, as amended, pursuant to which, among other things, Plastec International Holdings Limited (“Plastec”) became a wholly owned subsidiary of the Company (the “Merger Transaction”).  The Merger Transaction was accounted for as a reverse acquisition with Plastec being considered the accounting acquirer in the merger.  In connection with the merger, the Company changed its name to Plastec Technologies, Ltd.

The completion of the merger enabled the Plastec shareholders to obtain a majority voting interest in the Company.  USGAAP requires that a company whose shareholders retain the majority interest in a combined business be treated as the acquirer for accounting purposes.  Accordingly, the aforesaid Merger Transaction was accounted for as a reverse acquisition of a private operating company (Plastec) with a non-operating public company (GSME) with significant amount of cash.  The reverse acquisition process utilizes the capital structure of GSME and assets and liabilities of Plastec are recorded at historical cost.  The transaction was recorded as a recapitalization of Plastec and thus was reflected retrospectively in Plastec’s historical financial statements.  Although Plastec is deemed to be the accounting acquirer for financial accounting and reporting purposes, the legal status of the Company as the surviving company did not change.

Under the reverse acquisition accounting, the historical consolidated financial statements of the Company for the periods prior to December 16, 2010 are those of Plastec and its subsidiaries.  Since Plastec is deemed as accounting acquirer, Plastec’s fiscal year replaced the Company’s fiscal year.  The fiscal year end is changed from October 31 to April 30.  The financial statements of the Company reflect the aforementioned Merger Transaction in the consolidated statements of shareholders’ equity through a line of “Recapitalization in connection with the reverse merger” to present the net assets of the Company as of December 16, 2010.  The net assets of the Company as of December 16, 2010 were as follows:

Net assets acquired:

HK$’000
Cash	58,160
Accounts payable and accrued liabilities	(1,524)
56,636

On April 30, 2011, the provisions of earnout shares was removed after an amendment in the Amended and Restated Merger Agreement and an aggregate of 7,486,845 ordinary shares of the Company were issued to the Plastec Shareholders on April 30, 2011.

Results of Operations

Operating results for the first quarter ended July 31, 2011 compared to the first quarter ended July 30, 2010

Revenue for the first quarter ended July 31, 2011 increased by HK$82.4 million or 27.2% to HK$384.7 million compared to the corresponding period in last year due to increased sales to the major customers.

Cost of revenue for the first quarter ended July 31, 2011 increased correspondingly by HK$80.6 million or 33.0% to HK$325.0 million compared to the corresponding period in last year.  The comparative higher increase in cost of revenue were mainly due to the increase in overall cost of labor in China compared to the corresponding period in last year, and also because of increased and inflated cost of raw materials and factory overheads.  The impact of the increased cost of revenue could not be immediately mitigated and could only be priced to the customers in the future sales.

Gross profit increased by HK$1.8 million or 3.1% to HK$59.7 million while the gross profit margin decreased to 15.5% from 19.2% accordingly.

Total selling, general and administrative expenses increased by HK$2.3 million or 13.1% to HK$19.8 million for the increased professional fees for the listing status.   As a result, income before income tax expense decreased by HK$1.0 million or 2.5% to HK$39.6 million.

Income tax expenses increased by HK$5.5 million to HK$11.9 million.  The increase in income tax expense was due to increased tax provisions provided under enterprise income tax in China.

The Company recorded net income after tax of HK$27.7 million in the first quarter ended July 31, 2011, compared to a profit of HK$34.2 million in the corresponding period in last year, or reduced by 19.0%.

Balance sheet positions as at July 31, 2011 compared to April 30, 2011

Total assets increased by HK$83.5 million or 6.9% to HK$1,285.4 million as at July 31, 2011 from HK$1,201.9 million, which were mainly attributed to a HK$69.3 million increase in trade receivables and a HK$12.8 million increase in cash and cash equivalents.

Total liabilities increased by HK$48.6 million or 10.7% to HK$504.3 million as at July 31, 2011 from HK$455.7 million, which were mainly attributed to a HK$7.4 million increase in bank borrowing and capital lease obligations, a HK$11.5 million increase in trade payables, a HK$18.1 million increase in other payables and accruals and a HK$12.5 million increase in tax payable.

Cashflow analysis

The Company has relied primarily upon internally generated funds and bank borrowings to finance its operations and expansion.

For the three months ended July 31, 2011, the Company had generated HK$5.8 million cash inflow as compared to HK$64.1 million cash outflow in the same corresponding period in last fiscal year.  The cash outflow in the same corresponding period in last fiscal year were mainly due to a HK$35.7 million increase in inventories and a HK$20.0 million dividend paid out.  The increases in the three months ended July 31, 2011 were mainly attributed to net cash provided by operating activities of HK$38.0 million, offsetting net cash used in investing activities of HK$39.4 million for the purchase of property, plant and equipment including the new buildings construction in the Company’s Shenzhen plant in China, and net cash used in repayment of bank borrowings and capital lease obligations of HK$7.1 million.

Off-Balance Sheet Arrangements

The Company has not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties.  The Company has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its combined financial statements.  Furthermore, the Company does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.  The Company does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with the Company. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investor.

PLASTEC TECHONOLOGIES, LTD.
CONSOLIDATED BALANCE SHEETS
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	As of	As of
	October 31, 2011	April 30, 2011
	HK$	HK$
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	244,957	219,757
Trade receivables, net of allowances for doubtful accounts of HK$nil and HK$nil as of Oct 31 and Apr 30 2011 respectively	301,035	270,763
Inventories	109,096	117,733
Deposits, prepayment and other receivables	15,434	8,357
Total current assets	670,522	616,610

Property, plant and equipment, net	552,777	551,079
Prepaid lease payment, net	25,529	26,237
Other assets	9,079	8,001
Total assets	1,257,907	1,201,927

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Bank borrowings	154,447	169,710
Capital lease obligations	2,376	5,311
Trade payables	124,366	127,987
Other payables and accruals	103,891	80,811
Tax payable	72,445	56,389
Total current liabilities	457,525	440,208

Capital lease obligations	-	303
Deferred tax liabilities	14,504	15,156

Total liabilities	472,029	455,667

Commitments and contingencies	-	-

Shareholders' equity
Preferred shares (US$0.001 par value; 1,000,000 share authorized, none issued and outstanding)	-	-
Ordinary shares (US$0.001 par value; 100,000,000 shares authorized, 16,733,196 shares and 16,733,196 shares issued and outstanding as of Oct 31 and Apr 30, 2011 respectively)	131	131
Additional paid-in capital	169,973	169,973
Accumulated other comprehensive income	15,244	8,106
Retained earnings	600,530	568,050
Total Plastec Technologies, Ltd. shareholders' equity	785,878	746,260

Total liabilities and shareholders' equity	1,257,907	1,201,927

PLASTEC TECHONOLOGIES, LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (UNAUDITED)
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 3 months ended				For the 6 months ended
	October 31,				October 31,
	2011		2010		2011		2010
	HK$		HK$		HK$		HK$

Revenue		341,163		370,280		725,814		672,602
Cost of revenues		(308,036)		(297,216)		(633,018)		(541,635)
Gross profit		33,127		73,064		92,796		130,967

Operating expenses
Selling, general and administrative expenses		(23,872)		(22,299)		(43,700)		(39,756)
Other income		866		135		1,219		595
Gain/(loss) on disposal of property, plant and equipment		62		(1,303)		138		(928)
Total operating expenses, net		(22,944)		(23,467)		(42,343)		(40,089)

Income from operations		10,183		49,597		50,453		90,878

Interest income		64		22		115		38
Interest expense		(719)		(689)		(1,441)		(1,353)
Income before income tax expense		9,528		48,930		49,127		89,563

Income tax expense		(4,744)		(7,138)		(16,647)		(13,532)
Net income (Note)		4,784		41,792		32,480		76,031

Other comprehensive income
Foreign currency translation adjustment		-		193		7,138		253
Comprehensive income attributable to Plastec Technologies, Ltd.		4,784		41,985		39,618		76,284

Weighted average number of ordinary shares		16,733,196		7,054,583		16,733,196		7,054,583
Weighted average number of diluted ordinary shares		16,733,196		7,054,583		16,733,196		7,054,583

Basic earnings per share attributable to Plastec Technologies, Ltd.	HK$	0.3	HK$	5.9	HK$	1.9	HK$	10.8
Diluted earnings per share attributable to Plastec Technologies, Ltd.	HK$	0.3	HK$	5.9	HK$	1.9	HK$	10.8

Note:	Income tax expenses for the three months and six months ended Oct 31, 2010 included tax adjustments for HK$2,431 and HK$4,862 for additional tax payable under enterprise income tax in China.

PLASTEC TECHONOLOGIES, LTD.
CONSOLIDATED STATEMENTS OFSHAREHOLDERS’ EQUITY
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary Shares			Accumulated
	Number of Shares Outstanding	Amount	Additional Paid-in Capital	Other Comprehensive Income	Retained Earnings	Total Equity
		HK$	HK$	HK$	HK$	HK$

Balance at May 1, 2010 (retroactively restated)	7,054,583	55	113,413	7,888	444,736	566,092

Recapitalization in connection with the reverse merger	2,191,768	17	56,619	-	-	56,636

Issuance of new shares	7,486,845	59	(59)	-	-	-
Net income for the year	-	-	-	-	133,314	133,314
Dividend declared and approved	-	-	-	-	(10,000)	(10,000)
Cumulative translation adjustment	-	-	-	218	-	218

Balance at April 30, 2011	16,733,196	131	169,973	8,106	568,050	746,260

Net income for the period	-	-	-	-	32,480	32,480
Cumulative translation adjustment	-	-	-	7,138	-	7,138

Balance at Oct 31, 2011	16,733,196	131	169,973	15,244	600,530	785,878

PLASTEC TECHONOLOGIES, LTD.
CONSOLIDATED STATEMENTS OFCASH FLOWS (UNAUDITED)
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 6 months ended
	October 31,
	2011	2010
	HK$	HK$
Operating activities
Net Income after taxation	32,480	76,031
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortisation	78,165	67,912
Net loss/(gain) on disposal of property, plant and equipment	(138)	928
Deferred tax charge	(652)	-
Change in operating assets and liabilities:
Trade receivables	(30,272)	(92,816)
Inventories	8,637	(32,474)
Deposits, prepayment and other receivables	(7,075)	3,548
Trade payables	(3,621)	10,270
Other payables and accruals	23,080	32,129
Tax payables	16,056	13,532

Net cash provided by operating activities	116,660	79,060

Investing activities
Purchase of property, plant and equipment	(73,075)	(102,512)
Proceeds from disposal of property, plant and equipment	2,127	1,268
Deposits for purchase of property, plant and equipment	(9,080)	(10,804)

Net cash used in investing activities	(80,028)	(112,048)

Financing activities
Proceeds from bank borrowings	187,277	249,377
Repayment of bank borrowings	(202,540)	(174,760)
Repayment of capital lease obligations	(3,238)	(5,323)
Dividends paid	-	(30,000)

Net cash provided by/(used in) financing activities	(18,501)	39,294

Effect of exchange rate changes on cash and cash equivalents	7,069	253

Net increase in cash and cash equivalents	18,131	6,306
Cash and cash equivalents, beginning of period	219,757	151,304
Cash and cash equivalents, end of period	244,957	157,863

Supplementary

interest paid	1,326	1,315
income tax paid	1,243	-

Plastec Technologies, Ltd.
Management discussion and analysis

General

The unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“USGAAP”).  The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that reported amounts of assets and liabilities at the date of the financial statements and the amount of expenses reported during the period.  Actual results could differ from those estimates.

Plastec Technologies, Ltd. (the “Company”), formerly known as “GSME Acquisition Partners I” (“GSME”), is a Cayman Islands exempted company that was formed on March 27, 2008, for the purpose of acquiring an operating business that has its principal operations located in the People Republic of China through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, or control of such operating business through contractual arrangements.  On December 16, 2010, the Company consummated the transactions contemplated by the Amended and Restated Agreement and Plan of Reorganization, dated as of September 13, 2010, as amended, pursuant to which, among other things, Plastec International Holdings Limited (“Plastec”) became a wholly owned subsidiary of the Company (the “Merger Transaction”).  The Merger Transaction was accounted for as a reverse acquisition with Plastec being considered the accounting acquirer in the merger.  In connection with the merger, the Company changed its name to Plastec Technologies, Ltd.

The completion of the merger enabled the Plastec shareholders to obtain a majority voting interest in the Company.  USGAAP requires that a company whose shareholders retain the majority interest in a combined business be treated as the acquirer for accounting purposes.  Accordingly, the aforesaid Merger Transaction was accounted for as a reverse acquisition of a private operating company (Plastec) with a non-operating public company (GSME) with significant amount of cash.  The reverse acquisition process utilizes the capital structure of GSME and assets and liabilities of Plastec are recorded at historical cost.  The transaction was recorded as a recapitalization of Plastec and thus was reflected retrospectively in Plastec’s historical financial statements.  Although Plastec is deemed to be the accounting acquirer for financial accounting and reporting purposes, the legal status of the Company as the surviving company did not change.

Under the reverse acquisition accounting, the historical consolidated financial statements of the Company for the periods prior to December 16, 2010 are those of Plastec and its subsidiaries.  Since Plastec is deemed as accounting acquirer, Plastec’s fiscal year replaced the Company’s fiscal year.  The fiscal year end is changed from October 31 to April 30.  The financial statements of the Company reflect the aforementioned Merger Transaction in the consolidated statements of shareholders’ equity through a line of “Recapitalization in connection with the reverse merger” to present the net assets of the Company as of December 16, 2010.  The net assets of the Company as of December 16, 2010 were as follows:

Net assets acquired:

HK$’000
Cash	58,160
Accounts payable and accrued liabilities	(1,524)
56,636

On April 30, 2011, the provisions of earnout shares was removed after an amendment in the Amended and Restated Merger Agreement and an aggregate of 7,486,845 ordinary shares of the Company were issued to the Plastec Shareholders on April 30, 2011.

Results of Operations

Operating results for the second quarter ended October 31, 2011 compared to the second quarter ended October 30, 2010

Revenue for the second quarter ended October 31, 2011 decreased by HK$29.1 million or 7.8% to HK$341.2 million compared to the corresponding period in last year due to decreased orders from some of the major customers under the prevailing market sentiment, and their retarding tends in the development of new products.

Cost of revenue for the second quarter ended October 31, 2011 increased by HK$10.8 million or 3.6% to HK$308.0 million compared to the corresponding period in last year.  The increase in cost of revenue were mainly attributable to the increasing cost of labor in China and the inflation in factory overheads for the production.  Due to the general slowdown in market conditions, the Company experienced certain pressure to mitigate the effect by raising sales prices to the customers shortly.

Gross profit decreased by HK$40.0 million or 54.7% to HK$33.1 million while gross profit margin decreased to 9.7% from 19.7%.

Total selling, general and administrative expenses increased by HK$1.6 million or 7.2% to HK$23.9 million for the increased professional fees and salaries included non-executive directors fees.   Income before income tax expense decreased by HK$39.4 million or 80.6% to HK$9.5 million while income tax expense was decreased by HK$2.4 million or 33.8% to HK$4.7 million accordingly.

As a result of the above factors, the Company recorded net income after tax of HK$4.8 million in the second quarter ended October 31, 2011, compared to a profit of HK$41.8 million in the corresponding period in last year, or reduced by 88.5%.

Operating results for the six months ended October 31, 2011 compared to the six months ended October 31, 2010

Revenue for the six months ended October 31, 2011 increased by HK$53.2 million or 7.9% to HK$725.8 million compared to the corresponding period in last year due to increased sales to the major customers especially in the first three months supported by the expanded manufacturing capacity.

Cost of revenue for the six months ended October 31, 2011 increased by HK$91.4 million or 16.9% to HK$633.0 million compared to the corresponding period in last year.  The comparative higher increase in cost of revenue were attributable to the increase in overall cost of labor in China compared to the corresponding period in last year, increased and inflation in factory overheads such as electricity consumed and sub-contracting expenses.  Due to the general slowdown in market conditions, the Company experienced certain pressure to mitigate the effect by raising sales prices to the customers shortly.

Gross profit decreased by HK$38.2 million or 29.2% to HK$92.8 million while gross profit margin decreased to 12.8% from 19.5% accordingly.

Total selling, general and administrative expenses increased by HK$3.9 million or 9.8% to HK$43.7 million for the increased professional fees and salaries included non-executive directors fees.

Accordingly, income before income tax expense decreased by HK$40.5 million or 45.2% to HK$49.1 million while income tax expenses increased by HK$3.1 million to HK$16.6 million.  The increase in income tax expense was due to increased tax provisions provided under enterprise income tax in China.

The Company achieved net income after tax of HK$32.5 million in the six months ended October 31, 2011 compared to HK$76.0 million in last corresponding period, or reduced by 57.2%.

Balance sheet positions as at October 31, 2011 compared to April 30, 2011

Total assets increased by HK$56.0 million to HK$1,257.9 million as at October 31, 2011 from HK$1,201.9 million, which were mainly attributed to a HK$30.3 million increase in trade receivables, a HK$7.0 million increase in deposits, prepayment and other receivables, a HK$8.6 million decrease in inventories and a HK$25.2 million increase in cash and cash equivalents.

Total liabilities increased by HK$16.3 million as at October 31, 2011 to HK$472.0 million from HK$455.7 million, which were mainly attributed to a HK$18.2 million decrease in bank borrowing and capital lease obligations, a HK$3.6 million decrease in trade payables, a HK$23.1 million increase in other payables and accruals and a HK$16.0 million increase in tax payable.

Cashflow analysis

The Company has relied primarily upon internally generated funds and bank borrowings to finance its operations and expansion.

For the six months ended October 31, 2011, the Company had generated HK$18.1 million cash inflow as compared to HK$6.3 million cash inflow in the same corresponding period in last fiscal year.  The increases were mainly attributed to net cash provided by operating activities of HK$116.7 million, offsetting net cash used in investing activities of HK$80.0 million for the purchase of property, plant and equipment including the new buildings construction in the Company’s Shenzhen plant in China, a 4 story extension was completed in September 2011, and net cash used in repayment of bank borrowings and capital lease obligations of HK$18.5 million.

Off-Balance Sheet Arrangements

The Company has not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties.  The Company has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its combined financial statements.  Furthermore, the Company does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.  The Company does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with the Company. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investor.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name:	Kin Sun Sze-To
Title:	Chief Executive Officer

Dated:     January 3, 2012